Via Facsimile and U.S. Mail
Mail Stop 6010

July 6, 2006

Mr. Michel de Rosen
President, Chief Executive Officer
ViroPharma Incorporated
397 Engleview Boulevard
Exton, Pennsylvania 19341

Re: **ViroPharma, Incorporated**
        Form 10-K for Fiscal Year Ended December 31, 2005
        Form 10-Q for the Quarterly Period Ended March 31, 2006
        File No. 000-21699

Dear Mr. de Rosen:

        We have reviewed your filings and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your document. In our comments, we
ask you to provide us with information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information,
we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 37

Critical Accounting Policies, page 54

Product Sales, page 55

1. Your disclosure here indicates that changes in the usage of Vancocin could materially impact your sales related accruals in future periods. In addition, based on your First Quarter 2006 Financial Conference Call archived on your web site, we understand that small changes in the assumptions underlying your estimate of wholesaler inventory levels could significantly affect that estimate. Based on these disclosures, please provide us, in disclosure-type format, the following information about your sales related accruals:

    a. Quantitative information about the impact that reasonably likely changes to each of the significant assumptions underlying each accrual would have on your liquidity, financial position and results of operations;

    b. Qualitative and quantitative information about the basis or bases for your estimate of sales discounts;

    c. Additional qualitative and quantitative information about how you estimate channel inventory, including the following that we understand based on that conference call:

        i. The fact that you do not obtain inventory data from your wholesalers and that you intend to purchase this data if the price would be reasonable and

        ii. That your estimate, at a minimum, incorporates IMS prescription data and assumptions about wholesaler inventory levels when you acquired Vancocin in November 2004 and the number of packs per prescription, by class of trade (hospitals, retail, government and long-term care);

    d. Quantitative information about the bases you disclose for estimating your other sales related accruals, to the extent these bases are quantifiable;

    e. The extent to which the bases for your estimates are from external sources; and,

    f. The total amount of product that could potentially be returned, in sales dollars and disaggregated by expiration period.

    Please provide this information as of December 31, 2005. In addition, due to the significant reduction in sales during the first quarter of 2006 and the resulting, apparently significant re-estimation of wholesaler inventory levels, please separately update this information as of March 31, 2006. So that we can better assess this information, please also provide us a transcript of the portions of that conference call discussing sales of Vancocin and your estimates of its wholesaler inventory levels.

Financial Statements, page 70

Notes to the Consolidated Financial Statements, page 75

2. Basis of Accounting and Summary of Significant Accounting Policies, page 75

Inventories, page 76

2. Please provide us, in disclosure-type format, your policy for estimating and establishing an allowance for slow-moving or obsolete inventory.

Intangible Assets, page 76

3. Please tell us why you appear to believe that it is appropriate to amortize customer relationships on a straight-line basis. As contemplated by paragraph 12 of SFAS 142, please illustrate how this method reflects the pattern in which the economic benefits of these relationships are consumed or explain why this pattern could not be reliably determined.

Revenue recognition, page 77

4. Please provide us, in disclosure-type format, a revised product revenue recognition policy that more affirmatively states what you do when you believe that wholesaler inventory levels are too high and there may be excess inventory in the channel. While your policy now states that you may not process wholesaler orders or that you may defer revenue on delivered product, it is not clear that your policy is to consistently to one or the other.

6. Intangible Assets, page 82

5. Please elaborate for us on your disclosure that the accounting for the additional payments, based on net sales of Vancocin within each calendar year through 2011, as additional purchase price is in accordance with SFAS 141. In so doing, please tell us the specific paragraphs within SFAS 141 that you considered and how they support your accounting. To the extent your accounting is based on paragraph 28, please address why you believe these payments are contingent on maintaining or achieving specified earnings levels in future periods. In addition, please tell us how you considered paragraph 34 and why you do not appear to believe that these payments represent profit sharing.

9. Acquisition, License and Research Agreements, page 86

6. Please provide us, in disclosure-type format, a discussion of the aggregate milestone payments that you may have to make under these agreements and the events that would trigger the payment of these milestones. This discussion would appear to have been required by paragraph 14(a) of SFAS 68. To the extent these payments were reasonably likely to materially affect your future liquidity or results of operations, this discussion would also appear to have been required, in MD&A, by Items 303(a)(1) and (3)(ii) of Regulation S-K, respectively.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Financial Statements, page 3

Notes to the Consolidated Financial Statements, page 7

Note 3. Intangible Assets, page 8

7. Based on your disclosures on pages 15, 16 and 26, you are opposing an attempt by the Office of Generic Drugs ("OGD") to change the approach towards making vancomycin hydrochloride capsules bioequivalence decisions and that you will continue to monitor the actions of the OGD and consider the effects of your opposition actions. Based on your disclosures here, the OGD had already changed its approach and, if the revised approach remains in effect, this change could result in a reduction to the useful life of the Vancocin-related intangible assets and could result in an impairment charge.

In light of all this, please describe, in disclosure-type format, how you considered each of the following in (i) specifically determining that the undiscounted cash flows would be sufficient to recover the carrying value of these assets, (ii) specifically determining that there were no indicators requiring a change in useful life at that time, and (iii) apparently concluding that amortizing these assets on a straight-line basis reflects the pattern in which the economic benefits of these assets are consumed:

a. The relative probability that your opposition efforts would or would not be successful in having the OGD revert to its original approach;

b. The extent to which there are any generic competitors currently trying to enter this market and that, if your opposition efforts are not successful, the time period in which they may enter the market could be reduced;

c. The extent to which you continue to believe that regulatory hurdles, product manufacturing trade secrets, know-how and related non-patent intellectual property may present barriers to market entry of generic competition, as you had previously disclosed on page 13 of your Form 10-K.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Oscar Young, Senior Accountant, at (202) 551-3622, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

for Jim B. Rosenberg
Senior Assistant Chief
Accountant